EXHIBIT 10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Supplement to the Prospectus of AllianceBernstein Ovation Advantage Variable Annuity (the “Supplement”), which constitutes part of this Registration Statement on Form N-4 for Variable Annuity Account Nine of AIG SunAmerica Life Assurance Company, of our report dated May 27, 2005, relating to the financial statements, financial statement schedules, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in the American International Group, Inc. Annual Report on Form 10-K for the year ended December 31, 2004. We also consent to the reference to us under the heading “Financial Statements” in such Registration Statement.

PricewaterhouseCoopers LLP

Los Angeles, California

August 12, 2005